Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated March 9, 2007, accompanying the consolidated financial statements and on internal control over financial reporting (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of new accounting standards during 2006) included in the Annual Report of AFC Enterprises, Inc. and subsidiaries (the “Company”) on Form 10-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said reports in the Registration Statements of the Company on Forms S-8 (File No. 56444, effective March 2, 2001, File No. 333-98867, effective August 28, 2002, and File No. 333-137087, effective September 1, 2006) and on form S-3 (File No. 333-86914).

/s/  GRANT THORNTON LLP

Atlanta, Georgia
March 9, 2007